MEDICAL ALARM CONCEPTS HOLDINGS, INC.

200 West Church Road, Suite B, Kind of Prussia, PA 19406

Phone Number: (877) 639-2929

Fax Number: (610) 872-9066

April 30, 2015

VIA EMAIL: MASTRIANNAW@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna and Robert Shapiro

Re: Letter dated April 20, 2015 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holding, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed November 3, 2014 (“Original 10-K Filing”)

Amended Filing April 10, 2015 (“Amendment No. 1 to 10-K Filing”)

File No. 333-153290

Dear Mr. Mastrianna and Mr. Shapiro:

We are in receipt of your letter, dated April 20, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 2 to its Form 10-K for the Fiscal Year Ended June 30, 2014 (“Amendment No. 2 to 10-K Filing”) to revise and supplement the disclosures made in the previous filing of our Form 10-K for the Fiscal Year Ended June 30, 2014 based on certain portions of the comments set forth in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

Report of Independent Registered Public Accounting Firm, page F-2

1. We refer to the explanatory paragraph included in the audit opinion. Please have your auditors revise their audit report so that it complies with Auditing Standard 6, paragraph 9, and AU Section 508, paragraphs 11 and 18. In this regard, the explanatory note in the opinion should include a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective periods and a reference to the company's disclosure of the correction of the misstatement.

Response No. 1

Our auditors have revised their audit report to include the explanatory paragraph for the restatement.

Consolidated Balance Sheets, page F-3

U.S. Securities and Exchange Commission
April 30, 2015

2. We note your response to comment 10. Please revise to provide the disclosures for a correction of an error in previously issued financial statements per ASC 250-10-50-7, and label your Consolidated Balance Sheets “as restated” for all periods presented.

Response No. 2

We have revised our Consolidated Balance Sheets to add “as restated” for all period presented. We also added note 15 to disclose the correction of an error in previously issued financial statements.

Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies, Patent, page F-8

3. We note your response to comment 9. Please provide us your analysis of ASC 350-30-35-3 supporting an estimated useful life of 20 years for your patents. In particular, please address the factors that led you to increase the patents’ estimated useful life from 6 to 20 years.

Response No. 3

As of June 30, 2011, based on the current business model and future business development plan, the Company believed that the previously estimated six year useful life for the patent was not appropriate. We performed the following detailed analysis of the factors included in ASC350-30-35 affecting the useful life of the patent.

a.	This patent is used for medical emergency device which is primarily a device for older and disabled people. Approximately 70% of all medical alarms currently being sold in the United States are first-generation technologies that require the user to speak and listen through a central base station unit which was started 30 years ago. Our device uses more advance technology than our competition by using voice prompts with verbal instructions and giving the user peace of mind that their emergency call is being handled.

The Company intends to constantly upgrade and integrate improvements to the device using the existing patent. As a result, the Company believed that this patent can be used for at least 20 years.

b.	The patent is used in our products, is not licensed to any other party, and is not incorporated into other assets which may become obsolete.

c.	The Company purchased the patent from the patent holder shortly after its application was submitted. There is no limitation on the useful life of the patent from legal or contractual provision.

d.	There are no agreements with third parties relating to the use of the patent that would expire or require renewal.

U.S. Securities and Exchange Commission
April 30, 2015

e.	This patent is used for medical emergency device which is primarily a device for older and disabled people. The emergency response industry is growing every year as the population of the American is aging. The company does not expect the obsolescence or demand shortage on the patented devices.

f.	Our device, which costs approximately $60.00, does not require a high level of maintenance. The maintenance expenditures will not affect the estimated useful life of the patent.

__________

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDING, INC.

/s/ Ronald Adams
Ronald Adams
CEO

cc:	Willa Qian, Esq. Alan S. Gutterman, Esq.